INSIGNIA SOLUTIONS PLC
7575 E. Redfield Road
Suite 201
Scottsdale, Arizona 85260

November 30, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Insignia Solutions PLC Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-131858)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Insignia Solutions PLC (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-131858), together with all exhibits thereto, initially filed on February 14, 2006 (the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Michael Moore at the above mentioned address, facsimile number (480) 922-3764, with a copy to Barry Grossman, Ellenoff, Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact Adam Mimeles, at Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely, INSIGNIA SOLUTIONS PLC

/s/ Peter Engel
Peter Engel
Chief Executive Officer and President